UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 8)

                             Publix Super Markets, Inc.
                             --------------------------
                                  (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                                  (CUSIP Number)

                              December 31, 2001
                              -----------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|  Rule 13d-1(b)

   |X|  Rule 13d-1(c)

   |X|  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 2 of 5 Pages
             ----                                               --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Carol J. Barnett  ###-##-####


2     Check the Appropriate Box if A Member of a Group

                                                            (a) ____
                                                            (b) ____

3     SEC Use Only



4     Citizenship or Place of Organization

      United States


Number of
Shares               5  Sole Voting Power                  3,022
Beneficially
Owned By             6  Shared Voting Power           10,002,576
Each
Reporting            7  Sole Dispositive Power             3,022
Person
With:                8  Shared Dispositive Power      10,002,576


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      10,005,598

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares  ___

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      5.08%

12    Type of Reporting Person

      IN

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 3 of 5 Pages
             ----                                               --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(a).  Name of Person Filing:

            Carol J. Barnett

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

            None

Item 4.     Ownership
-------     ---------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned:  10,005,598

            (b)   Percent of class:  5.08%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or direct the vote:  3,022

                  (ii)  Shared power to vote or to direct the vote:  10,002,576

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,022

                  (iv) Shared power to dispose or to direct the disposition of: 10,002,576

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 4 of 5 Pages
             ----                                               --   --

     As of December 6, 2001, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 10,005,598 shares of the Company's common stock, or approximately 5.08% of the total outstanding shares of the Company's common stock. Changes that occurred prior to such date and since the filing of the seventh amendment to the initial statement are reflected on Schedule 1 attached hereto.

     On December 6, 2001, for personal planning reasons, Carol J. Barnett created the Carol J. Barnett 2001 Irrevocable Trust (the "Carol J. Barnett Trust"), and transferred 8,792,358 shares of the Company's common stock held directly in her individual name to Huntington National Bank, as Trustee of the Carol J. Barnett Trust. On the same date, Carol J. Barnett and her husband Hoyt
R. Barnett, as General Partners of the Barnett Family Limited Partnership (the "Partnership"), created the Barnett FLP 2001 Irrevocable Trust (the "FLP Trust") and transferred 1,210,218 shares of the Company's common stock held by the Partnership to Huntington National Bank, as Trustee of the FLP Trust. The Trustee of each of the Carol J. Barnett Trust and the FLP Trust holds the sole voting and dispositive powers with respect to the shares held in the respective trusts.

     Under the terms of each of the Carol J. Barnett Trust and the FLP Trust, the trusts automatically terminate on February 4, 2002 and at such time any assets then in the trusts (including any shares of the common stock of the Company) are to be distributed to the respective grantors. Accordingly, as of December 6, 2001, pursuant to Rule 13d-3(d)(1) under the Act, Carol J. Barnett remained the beneficial owner of the shares held in the Trusts and for this reason is shown as having shared voting and dispositive powers with respect to the shares although she had no power to vote or dispose of the shares held in the Trusts during the terms of the Trusts.


Item 5.  Ownership of Five Percent or Less of a Class
-------  --------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

     Income and other earnings of the Barnett Family Limited Partnership (the "Partnership") (including that derived from dividends paid on the Company's common stock and proceeds from any sales thereof) may be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership. Any dividends paid on, and any proceeds from the sale of, the Company's common stock held by Carol J. Barnett as custodian for minor children may be distributed to or otherwise used for the benefit of such children.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company
--------------------------------------------------------

      Not applicable.

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 5 of 5 Pages
             ----                                               --   --

Item 8.  Identification and Classification of Members of the Group
-------  ---------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
-------  ------------------------------

      Not applicable.

Item 10. Certification
-------- -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002


                                          /s/ Carol J. Barnett
                                          --------------------
                                          Carol J. Barnett

                                Schedule 1


                     Shares owned by Carol J. Barnett


         Shares      Shares            Price
Date    Acquired    Disposed of   (if applicable)  Description of Transaction
----    --------    -----------   ---------------  --------------------------

May-01                    7,931                     Distribution from Barnett
                                                    Family LP
May-01                    1,236                     Gift
May-01                1,800,000                     Distribution from individual
                                                    account to Charitable
                                                    Remainder Unitrust